FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(X)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

( )	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 001-13606

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOLA 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOLA INTERNATIONAL INC.
10590 WEST OCEAN AIR DRIVE
SUITE 300
SAN DIEGO, CA 92130

SOLA 401(k) Savings Plan
Financial Statements
December 31, 2003 and 2002

SOLA 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Supplemental schedules other than the above are omitted because they are not applicable

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
SOLA 401(k) Savings Plan

We have audited the financial statements of the SOLA 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 22, 2004

SOLA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments, at fair value	$31,902,056	$29,226,567
Participant loans	765,697	986,091

Assets held for investment purposes	32,667,753	30,212,658
Participants’ contributions receivable	35,379	41,149
Employer’s contribution receivable	16,957	26,239

Net assets available for benefits	$32,720,089	$30,280,046

See notes to financial statements.

SOLA 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2003	2002
Additions (reductions) to net assets attributed to:
Investment income:
Dividends and interest	$671,599	$800,818
Net realized and unrealized appreciation/(depreciation) in fair value of investments	4,125,440	(5,272,659)

	4,797,039	(4,471,841)

Contributions:
Participants’	1,637,797	1,862,595
Employer’s	687,701	554,829

	2,325,498	2,417,424

Total additions (reductions)	7,122,537	(2,054,417)

Deductions from net assets attributed to:
Withdrawals and distributions	4,677,712	5,035,737
Administrative expenses	4,782	4,351

Total deductions	4,682,494	5,040,088

Net increase/(decrease) in net assets	2,440,043	(7,094,505)
Net assets available for benefits:
Beginning of year	30,280,046	37,374,551

End of year	$32,720,089	$30,280,046

See notes to financial statements.

SOLA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the SOLA 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1996 by Sola Optical, USA, a division of SOLA International Inc. to provide benefits to eligible employees, as defined in the Plan document. On December 20, 2001, the Plan was amended such that SOLA International Inc. (the Company) became the employer, Plan sponsor and Plan administrator of the Plan. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective December 20, 2001, the Plan was renamed the SOLA 401(k) Savings Plan. The Plan was formerly known as the Sola Optical 401(k) Savings Plan.

During 2000, the Company purchased certain net assets of Oracle Lens Manufacturing Corporation (Oracle). Effective January 1, 2001, the Plan document was amended to exclude employees of Oracle from participating in the Plan. The Plan was subsequently amended effective January 1, 2002 to allow former Oracle employees to participate in the Plan.

Effective January 1, 2002, the Plan document was amended to incorporate provisions from federal laws passed since 1994 commonly referred to as GUST and certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

The Plan was amended and restated in August 2003 to adopt certain provisions to comply with regulations of the Internal Revenue Code.

Administration — The Company has appointed an Advisory Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data and an affiliate of the administrator, JP Morgan Chase Bank (Chase), to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments — Investments of the Plan are held by Chase and various sub-custodians, and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds, self-directed accounts, the common/collective trust fund and Company common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported to the Plan by Chase. Participant loans are valued at cost, which approximates fair value.

Income taxes — The Plan has been amended since receiving its latest favorable determination letter dated February 24, 2004. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reconciliation of financial statements to Form 5500 — The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from the accrual of benefits payable in the Form 5500 but not in the financial statements.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. From January 1, 2003 through March 31, 2003 and during 2002, the Company made matching contributions equal to 50% of each eligible participant’s contribution up to a maximum of 3% of the participant’s eligible compensation. Beginning April 1, 2003, the Company made matching contributions equal to 100% of the participant’s pre-tax contributions to the Plan up to the first 3% of the participant’s eligible compensation and 50% of the participant’s pre-tax contributions to the Plan on the next 2% of the participant’s eligible compensation. For the period January 1 through June 30, 2002, the employer matching contributions were calculated on a semi-annual basis. Beginning July 1, 2002, the Plan was amended to require the employer matching contributions be calculated on a per pay period basis.

Vesting — Participants are immediately vested in their entire account balance, including employer matching contributions.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions, as defined in the Plan.

Payment of benefits — Upon termination, the participants or beneficiaries will receive their benefits in a lump sum amount equal to the value of the participant’s interest in their account paid as soon as is administratively feasible. The Plan allows for the automatic lump sum distribution of participants account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance. Such loans bear interest at available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Plan Committee. Outstanding loans at December 31, 2003 carry interest rates ranging from 4.0% to 9.5%.

NOTE 3 — PLAN OBLIGATIONS

Included in net assets available for benefits at December 31, 2003 and 2002 are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year-end, but not yet paid, of approximately $6,000 and $273,000, respectively.

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2003	2002
SEI Trust Stable Asset Fund	$8,863,832	$10,186,372
American Century Ultra Investors Fund	12,875,229	11,135,217
American Century Equity Index Fund	4,125,850	3,509,734
American Century Diversified Bond Fund	2,175,445	2,383,744
American Century Equity Income Fund	1,694,782
Other funds individually less than 5% of net assets	2,932,615	2,997,591

Assets held for investment purposes	$32,667,753	$30,212,658

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002
Common stock	$181,608	($207,501)
Mutual funds	3,943,832	(5,065,158)

	$4,125,440	($5,272,659)

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments in American Century, an affiliate of Chase, mutual funds are managed by Chase, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2003 and 2002 was as follows:

Date	Number of shares	Fair value	Cost
2003	28,648	$538,848	$338,031
2002	40,790	$530,269	$477,608

NOTE 6 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 – SUBSEQUENT EVENTS

Effective January 1, 2004, the Plan was amended to include former employees of B&W Optical, Southeastern Optical and Copeland Optical, Inc., subsidiaries of SOLA International Inc. Total assets transferred into the Plan in 2004 from these plans were approximately $1,451,000.

SUPPLEMENTAL SCHEDULE

SOLA 401(k) SAVINGS PLAN	EIN: 94-3189941

PLAN #001

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
	SEI Trust Stable Asset Fund	Common/Collective Trust	$8,863,832
*	American Century Ultra Investors Fund	Mutual Fund	12,875,229
*	American Century Equity Income Fund	Mutual Fund	1,694,782
*	American Century International Growth Fund	Mutual Fund	187,047
*	American Century Strategic Moderate	Mutual Fund	351,180
*	American Century Equity Index Fund	Mutual Fund	4,125,850
*	American Century Diversified Bond Fund	Mutual Fund	2,175,445
	Liberty Funds Columbia Small Cap Fund	Mutual Fund	481,497
	Lord Abbett Affiliated Fund	Mutual Fund	589,535
*	SOLA International Inc.	Common Stock (28,648 shares)	538,848
	Charles Schwab & Co.	Self-Directed Accounts	18,811
*	Participant loans	Loan Fund (interest rates ranging from 4.0% to 9.5%)	765,697

		Total	$32,667,753

*	Party-in-interest